UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2024

Fundrise Growth eREIT VII, LLC

(Exact name of issuer as specified in its charter)

Delaware	84-4457263
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of Principal Executive Offices)	(Zip Code)

(202) 584-0550

Issuer’s telephone number, including area code

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Part II.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report on Form 1-K (this “Annual Report”) that are forward-looking statements. The words “outlook,” “believe,” “estimate,” “potential,” “projected,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “could” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. These risk factors and uncertainties which could have a material adverse effect on our operations and future prospects, along with others, are detailed under the heading “Risk Factors” in our latest cing circular (the “Offering Circular”) filed by the Company with the Securities and Exchange Commission (the “SEC”), which may be accessed here and may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”). In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward- looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. We undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, including, without limitation, the risks described under “Risk Factors,” the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Item 1.	Business

Fundrise Growth eREIT VII, LLC is a Delaware limited liability company formed on January 28, 2020 to originate, invest in and manage a diversified portfolio primarily consisting of investments in commercial real estate properties and development projects, as well as commercial real estate loans, commercial real estate debt securities (including commercial mortgage-backed securities, collateralized debt obligations, and real estate investment trust (“REIT”) senior unsecured debt) and other select real estate-related assets, where the underlying assets primarily consist of such properties. The use of the terms “Fundrise Growth eREIT VII”, the “Company”, “we”, “us” or “our” in this Annual Report refer to Fundrise Growth eREIT VII, LLC unless the context indicates otherwise. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. We substantially commenced operations on January 13, 2021. The Company has one reportable segment consisting of investments in real estate.

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2021, the Company has qualified for treatment as a REIT under the Internal Revenue Code of 1986, as amended, and intends to continue to operate as such. The Company has two taxable REIT subsidiaries (“TRS”). Fundrise SFR TRS 1, LLC and Fundrise SFR Portfolio TRS, LLC were formed with an effective date of October 9, 2021 and July 14, 2023, respectively.

We are externally managed by Fundrise Advisors, LLC (our “Manager”), which is an investment adviser registered with the SEC, and a wholly- owned subsidiary of Rise Companies Corp. (our “Sponsor”), the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates our platform located at www.fundrise.com (the “Fundrise Platform”), which allows investors to hold interests in opportunities that may have been historically difficult to access. Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides investment management, marketing, investor relations and other administrative services on our behalf. Accordingly, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Investment Strategy

We originate, acquire, asset manage, operate, selectively leverage, syndicate and opportunistically sell commercial real estate properties. We acquire and operate real estate and real estate-related assets on an opportunistic basis. Our management has extensive experience investing in numerous types of properties. Thus, we may acquire a wide variety of commercial properties, including office, industrial, retail, hospitality, recreation and leisure, single-tenant, multifamily and other real properties. These properties may be existing, income-producing properties, newly constructed properties or properties under development or construction and may include multifamily properties purchased for conversion into condominiums and single-tenant properties that may be converted for multifamily use. We focus on acquiring properties with significant possibilities for capital appreciation, such as those requiring development, redevelopment or repositioning, those located in markets with high growth potential and those available from sellers who are distressed or face time-sensitive deadlines. We also may invest in real estate-related securities, including securities issued by other real estate companies, either for investment or in change of control transactions completed on a negotiated basis or otherwise, and in bridge and mezzanine loans that may lead to an opportunity to purchase a real estate interest. In addition, to the extent that our Manager and its investment committee determines that it is advantageous, we also may make or invest in commercial mortgage-backed securities, mortgage loans and tenant-in-common interests. We expect that our portfolio of debt investments, if any, will be secured primarily by U.S. based collateral and diversified by security type, property type and geographic location.

We may enter into one or more joint ventures, tenant-in-common investments or other co-ownership arrangements for the acquisition, development or improvement of properties with third parties or affiliates of our Manager, including present and future real estate investment offering and REITs sponsored by affiliates of our Sponsor. We also may serve as mortgage lender to, or acquire interests in or securities issued by, these joint ventures, tenant-in-common investments or other joint venture arrangements.

In executing on our business strategy, we believe that we benefit from our Manager’s affiliation with our Sponsor given our Sponsor’s strong track record and extensive experience and capabilities as an online real estate origination and funding platform. These competitive advantages include:

•	our Sponsor’s experience and reputation as a leading real estate investment manager, which historically has given it access to a large investment pipeline similar to our targeted assets and the key market data we use to underwrite and portfolio manage assets;

•	our Sponsor’s direct and online origination capabilities, which are amplified by a proprietary technology platform, business process automation, and a large user base, of which a significant portion are seeking capital for real estate projects;

•	our Sponsor’s relationships with financial institutions and other lenders that originate and distribute commercial real estate debt and other real estate- related products and that finance the types of assets we intend to acquire and originate;

•	our Sponsor’s experienced portfolio management team which actively monitors each investment through an established regime of analysis, credit review and protocol; and

•	our Sponsor’s management team, which has a successful track record of making commercial real estate investments in a variety of market conditions.

Investment Objectives

Our primary investment objectives are:

•	to realize growth in the value of our investments over the long term;

•	to grow net cash from operations so that cash flow is available for distributions to investors over the long term; and

•	to preserve, protect and return shareholders’ capital contributions.

While we initially communicated that we were targeting liquidating and distributing cash to investors within a certain time period, given that our investors have an opportunity to gain liquidity quarterly and that our investments are of a long term nature, our Manager has determined to operate the Company with no target liquidation date so that it can make decisions in the best interests of our investors on a project-by-project basis. We also seek to realize growth in the value of our investments by timing their sale to maximize value. However, there is no assurance that our investment objectives will be met. We cannot assure you that we will attain these objectives or that the value of our assets will not decrease. Furthermore, within our investment objectives and policies, our Manager has substantial discretion with respect to the selection of specific investments and the purchase and sale of our assets. Our Manager’s investment committee reviews our investment guidelines at least annually to determine whether our investment guidelines continue to be in the best interests of our shareholders.

Competition

Our net income depends, in large part, on our ability to source, acquire and manage investments with attractive risk-adjusted yields. We compete with many other entities engaged in real estate investment activities, including individuals, corporations, bank and insurance company investment accounts, other REITs, private real estate funds, and other entities engaged in real estate investment activities as well as online lending platforms that compete with the Fundrise Platform, many of which have greater financial resources and lower costs of capital available to them than we have. In addition, there are numerous REITs with asset acquisition objectives similar to ours, and others may be organized in the future, which may increase competition for the investments suitable for us. Competitive variables include market presence and visibility, amount of capital to be invested per project and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential investments than we are, our investment volume and profit margins for our investment portfolio could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although we believe that we are well-positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our Offering Circular, which may be accessed here (beginning on page 33), as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto contained in this Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. For more information, see “Statements Regarding Forward-Looking Information”. Unless otherwise indicated, the latest results discussed below are as of December 31, 2024.

Offering Results

We have offered, are offering, and may continue to offer up to $75.0 million in our common shares in any rolling twelve-month period under Regulation A (which we refer to as the “Offering”). The Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering. Most recently, the Company qualified an offering statement on November 20, 2024 qualifying approximately $58.9 million of additional common shares for sale pursuant to Regulation A. As of December 31, 2024 and 2023, we have raised total gross offering proceeds of approximately $113.4 million and $97.3 million, respectively, from settled subscriptions (including $15,000 received in the private placements to our Sponsor, and Fundrise, LP, an affiliate of our Sponsor, and approximately $2.8 million received in private placements to third parties), and had settled subscriptions in our Offering and separate private placements for an aggregate of approximately 10,766,259 and 9,053,000 of our common shares, respectively. Assuming the settlement for all subscriptions received as of December 31, 2024, approximately $58.8 million of our previously qualified common shares remained available for sale to the public (based on our current share price) under our Offering as of December 31, 2024.

We expect to offer common shares in our Offering until we raise the maximum amount permitted based on the maximum number of common shares we are able to qualify under Regulation A at any given time, unless terminated by our Manager at an earlier time. The per share purchase price for our common shares is adjusted at the beginning of each semi-annual period, or such other period as determined by our Manager in its sole discretion, but no less frequently than annually. Our Manager has currently determined to adjust the per share purchase price quarterly (or as soon as commercially reasonable and announced by us thereafter), to be no less than our net asset value (“NAV”) divided by the number of our common shares outstanding as of the end of the prior fiscal quarter (“NAV per share”).

Below is the NAV per share since December 31, 2022, as determined in accordance with our valuation policy. Linked in the table is the relevant Form 1-U detailing each NAV evaluation method, incorporated by reference herein.

Date	NAV Per Share	Link
December 31, 2022	$10.66	Form 1-U
March 31, 2023	$10.79	Form 1-U
June 30, 2023	$10.41	Form 1-U
September 30, 2023	$10.04	Form 1-U
December 12, 2023	$9.50	Form 1-U
December 30, 2023	$9.31	Form 1-U
March 29, 2024	$9.50	Form 1-U
June 29, 2024	$9.82	Form 1-U
September 30, 2024	$9.93	Form 1-U
December 31, 2024	$10.11	Form 1-U
March 31, 2025	$10.14	Form 1-U

Distributions

To maintain our qualification as a REIT, we are required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

While we are under no obligation to do so, we expect in the future to declare and pay distributions monthly or quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates. However, there may also be times when our Manager elects to reduce our rate of distributions in order to preserve or build up a higher level of liquidity at the Company level.

When calculated on a tax basis, distributions were made 100% from return of capital for the years ended December 31, 2024 and 2023.

Any distributions that we make will directly impact our NAV by reducing our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of a shareholder’s investment, the shareholder’s distributions plus the change in NAV per share (either positive or negative) will produce the shareholder’s total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a shareholder’s adjusted tax basis in the shareholder’s shares, and to the extent that it exceeds the shareholder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

For further details, please see Note 4, Distributions in our financial statements.

Redemption Plan

Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity for their investment in our shares. The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a shareholder could obtain liquidity as described in detail in our Offering Circular. Our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.

As of December 31, 2024 and 2023, approximately 3.3 million common shares and 2.1 million common shares, respectively, have been submitted for redemption since operations commenced, and 100% of such redemption requests have been honored.

Sources of Operating Revenues and Cash Flows

We expect to primarily generate cash flows through distributions from investments in equity method investees. We may also seek to acquire other investments which generate attractive returns without any leverage. See Note 2, Summary of Significant Accounting Policies - Revenue Recognition, in our financial statements for further detail.

Results of Operations

For the years ended December 31, 2024 and 2023, we had total net losses of approximately $6.8 million and $7.6 million, respectively. Further information on the notable changes in our results are as follows:

Expenses

Investment Management Fees – Related Party

For the years ended December 31, 2024 and 2023, we incurred investment management fees of approximately $640,000 and $697,000 respectively. The decrease in investment management fees is directly related to a decrease in the quarterly average net assets, as the investment management fee is calculated as a percentage of net assets each quarter. The overall decrease in average net assets is primarily attributable to redemptions throughout the year.

General and Administrative Expenses

For the years ended December 31, 2024 and 2023, we incurred general and administrative expenses of approximately $568,000 and $353,000, respectively, which includes advisory and professional services, transfer agent costs, bank fees, and other expenses associated with operating our business. The increase in general and administrative costs is primarily attributable to increased audit, tax and professional services expenses.

Other Income (Expenses)

Equity in Losses

For the years ended December 31, 2024 and 2023 we had equity in losses of approximately $5.8 million and $6.5 million, respectively, from our equity method investments. The decrease in equity in losses is due to increase in rental revenues due to increased occupancy in one of our equity method investees.

Dividend Income

For the years ended December 31, 2024 and 2023, we earned dividend income of approximately $258,000 and $218,000, respectively. The increase in dividend income is primarily attributable to an increase in cash invested in the money market sweep account.

Interest Expense – Related Party

For the years ended December 31, 2024 and 2023, we incurred interest expense on related party debt of approximately $93,000 and $207,000, respectively. The decrease in interest expense is due to an overall lower average principal balance outstanding and lower interest rates during the year ended December 31, 2024. See Note 6, Related Party Arrangements for further information.

Our Investments

The following table summarizes the assets held during the period from January 1, 2023 through December 31, 2024 through our investment in Fundrise SFR JV 1, LLC, (“SFR JV 1”), a joint venture (“Co-Investment”) between the Company and Fundrise Real Estate Interval Fund, LLC (“Fundrise Interval Fund”), which is accounted for under the equity method of accounting. The Co-Investment ownership percentages for the Company and Fundrise Interval Fund are 10% and 90%, respectively. See “Recent Developments” for a description of any investments we have made since December 31, 2024. Note that the use of the term “controlled subsidiary” is not intended to conform the accounting principles generally accepted in the United States of America (“U.S. GAAP”) definition and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

Real Property Controlled Subsidiaries (Joint Venture Investments)	Location	Type of Property	Number of Units (1)	Date of Acquisition	Purchase Price (2)	Overview (Form 1-U)
Fort King Controlled Subsidiary	Dade City, FL	Single Family Rental	132	01/25/2021	$3,335,000	Initial
Windmill Farms Controlled Subsidiary	Forney, TX	Single Family Rental	102	01/26/2021	$2,088,000	Initial
Crestridge Meadows Controlled Subsidiary	Lavon, TX	Single Family Rental	98	02/05/2021	$2,183,000	Initial
Trinity Crossing Controlled Subsidiary	Forney, TX	Single Family Rental	4	02/10/2021	$85,000	Initial
East Heights at Airline Controlled Subsidiary	Houston, TX	Land	N/A	03/12/2021	$1,616,000	Initial
Hidden Creek Controlled Subsidiary	Zephyrhills, FL	Single Family Rental	105	03/30/2021	$2,524,000	Initial
Riverstone Controlled Subsidiary	Lakeland, FL	Single Family Rental	50	03/30/2021	$1,094,000	Initial
Homestead Estates Controlled Subsidiary	Elgin, TX	Single Family Rental	40	03/31/2021	$884,000	Initial Update
Oak Ridge Controlled Subsidiary	Fort Worth, TX	Single Family Rental	49	03/31/2021	$1,244,000	Initial
Ellison Park Controlled Subsidiary	Sandy Springs, GA	Single Family Rental	67	04/14/2021	$3,180,000	Initial Update
Hallie’s Ranch Controlled Subsidiary	St. Hedwig, TX	Single Family Rental	121	04/16/2021	$2,316,000	Initial
Chisholm Springs Controlled Subsidiary	Newark, TX	Single Family Rental	47	04/28/2021	$1,062,000	Initial
Pinewood Trails Controlled Subsidiary	Cleveland, TX	Single Family Rental	87	05/07/2021	$1,791,000	Initial
Rock Ridge Controlled Subsidiary	Pensacola, FL	Single Family Rental	69	06/10/2021	$2,317,000	Initial Update
Gardens of Three Rivers Controlled Subsidiary	Murfreesboro, TN	Single Family Rental	22	06/16/2021	$693,000	Initial
Ambling Grove Controlled Subsidiary	Decatur, GA	Single Family Rental	59	06/17/2021	$1,153,000	Initial
Loso Walk Controlled Subsidiary	Charlotte, NC	Single Family Rental	87	06/21/2021	$3,626,000	Initial Update
Lasater Ranch Controlled Subsidiary	Crowley, TX	Single Family Rental	48	06/29/2021	$1,140,000	Initial
Savannah Place Controlled Subsidiary	Converse, TX	Single Family Rental	60	06/30/2021	$1,308,000	Initial
Stonebridge Crossing Controlled Subsidiary	Jarrell, TX	Single Family Rental	90	06/30/2021	$2,022,000	Initial
Lincoln Oaks Controlled Subsidiary	Deland, FL	Single Family Rental	57	07/16/2021	$1,349,100	Initial
Liberty Grove Controlled Subsidiary	Locust Grove, GA	Single Family Rental	60	07/22/2021	$1,516,600	Initial Update
Willow Springs Controlled Subsidiary	Halset, TX	Single Family Rental	128	08/19/2021	$4,042,600	Initial
Tortosa Controlled Subsidiary	Maricopa, AZ	Single Family Rental	70	08/30/2021	$1,934,000	Initial Update
Pender Woods Controlled Subsidiary	Summerville, SC	Single Family Rental	200	09/24/2021	$5,514,000	Initial Update
Balmoral Controlled Subsidiary	Humble, TX	Single Family Rental	163	09/30/2021	$4,535,000	Initial
Home Rent 2 Controlled Subsidiary – Scattered Site – Volley #1 Property (3)	Various	Single Family Rental	7	09/30/2021	$194,000	Initial
Home Rent 2 Controlled Subsidiary – Seagoville Farms Property	Seagoville, TX	Single Family Rental	48	09/30/2021	$1,214,700	Initial
FR – Timbergrove Village Controlled Subsidiary	Houston, TX	Land	N/A	10/12/2021	$1,151,000	Initial Update
Emerald Lakes Controlled Subsidiary	Ocean Springs, MS	Single Family Rental	106	10/28/2021	$3,710,000	Initial Update
Hickory Street Controlled Subsidiary	Foley, AL	Single Family Rental	120	10/28/2021	$4,320,000	Initial Update
Home Rent 2 Controlled Subsidiary – Shaw Creek Ranch Property	Ferris, TX	Single Family Rental	3	10/29/2021	$100,500	Initial
FR – Cedar Ridge Controlled Subsidiary	Charlotte, NC	Land	N/A	12/16/2021	$952,000	Initial
Ruskin Reserve Controlled Subsidiary	Ruskin, FL	Single Family Rental	94	12/29/2021	$2,235,000	Initial
Home Rent 2 Controlled Subsidiary – The Valley Property	Elgin, SC	Single Family Rental	10	12/29/2021	$251,900	Initial
Home Rent 2 Controlled Subsidiary – Vahalla Ranch Property	Tucson, AZ	Single Family Rental	4	01/28/2022	$131,200	Initial
Carolina Controlled Subsidiary	Myrtle Beach, SC	Single Family Rental	48	02/10/2022	$2,160,000	Initial
Cypress Controlled Subsidiary	Palm Bay, FL	Single Family Rental	87	03/16/2022	$4,380,000	Initial
Sunset Controlled Subsidiary	Panama City, FL	Single Family Rental	233	03/23/2022	$10,750,000	Initial
Treeline Controlled Subsidiary	Jacksonville, FL	Single Family Rental	146	04/21/2022	$5,363,400	Initial
Moss Creek Controlled Subsidiary	Louisville, KY	Single Family Rental	24	04/21/2022	$573,600	Initial
Kilbourne Controlled Subsidiary	Charlotte, NC	Single Family Rental	18	04/21/2022	$575,000	Initial
Ridgeview Controlled Subsidiary	Allen, TX	Single Family Rental	27	04/21/2022	$1,150,000	Initial
The Commons Controlled Subsidiary	Richmond Hill, GA	Single Family Rental	93	05/20/2022	$2,604,000	Initial
Harris Trail Controlled Subsidiary	Richmond Hill, GA	Single Family Rental	38	05/20/2022	$1,064,000	Initial
Home Rent 4 Controlled Subsidiary – Imperial Forest Property	Houston, TX	Single Family Rental	53	05/27/2022	$1,420,600	Initial
Beall Controlled Subsidiary	Denton, TX	Single Family Rental	188	06/21/2022	$7,238,000	Initial Update
Sumner Village Controlled Subsidiary	North Charleston, SC	Single Family Rental	44	06/29/2022	$1,622,900	Initial
Pine Ridge Controlled Subsidiary	Fountain Inn, SC	Single Family Rental	112	07/21/2022	$4,024,100	Initial Update
Main Street Townes at Lilburn Controlled Subsidiary	Lilburn, GA	Single Family Rental	80	08/29/2022	$3,200,900	Initial
Simmons Trace Controlled Subsidiary	Kissimmee, FL	Single Family Rental	108	08/30/2022	$4,517,600	Initial
Terrapin Station Controlled Subsidiary	Jacksonville, FL	Single Family Rental	60	10/12/2022	$2,000,800	Initial Update
Roseglen Controlled Subsidiary	Indian Land, SC	Single Family Rental	50	10/20/2022	$2,320,000	Initial
Preston Park Controlled Subsidiary	Gallatin, TN	Single Family Rental	45	12/01/2022	$1,443,200	Initial

(1)	Number of Units refers to the total number of homes acquired or anticipated to be acquired in tranches. The Number of Units are presented as of the date of first acquisition, and have not been subsequently updated.

(2)	Purchase Price refers to the total price paid by us at closing for our pro rata share of the equity in the controlled subsidiary. The Purchase Prices are presented as of the date of first acquisition, and have not been subsequently updated.

(3)	The Scattered Site – Volley #1 Property represents single family homes purchased directly from national home builders that are operated within various for-sale housing communities.

The following table summarizes the assets held during the period from January 1, 2023 through December 31, 2024 through our investment in Fundrise SFR JV 2, LLC, (“SFR JV 2”), a Co-Investment between the Company and Fundrise Interval Fund, which is accounted for under the equity method of accounting. The Co-Investment ownership percentages for the Company and Fundrise Interval Fund are 5% and 95%, respectively. See “Recent Developments” for a description of any investments we have made since December 31, 2024. Note that the use of the term “controlled subsidiary” is not intended to conform with U.S. GAAP definition and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

Real Property Controlled Subsidiaries (Joint Venture Investments)	Location	Type of Property	Number of Units (1)	Date of Acquisition	Purchase Price (2)	Overview (Form 1-U)
Cottonvale Towns Controlled Subsidiary	Savannah, GA	Single Family Rental	71	01/13/2023	$994,000	Initial
The Village at Sherrills Ford Controlled Subsidiary	Sherrills Ford, NC	Single Family Rental	97	02/28/2023	$1,473,400	Initial
Bluejay Commons Controlled Subsidiary	Savannah, GA	Single Family Rental	124	07/13/2023	$1,736,930	Initial Update
Highland Townhomes Controlled Subsidiary	North Charleston, SC	Single Family Rental	220	09/29/2023	$3,544,050	Initial

(1)	Number of Units refers to the total number of homes acquired or anticipated to be acquired in tranches. The Number of Units are presented as of the date of first acquisition, and have not been subsequently updated.

(2)	Purchase Price refers to the total paid by us at closing for our pro rata share of the equity in the controlled subsidiary. The Purchase Prices are presented as of the date of first acquisition, and have not been subsequently updated.

As of December 31, 2024, the Company’s investments in companies that are accounted for under the equity method of accounting also included contributions to National Lending, LLC (“National Lending”). See Note 6, Related Party Arrangements for further information regarding National Lending and Co-Investments.

Liquidity and Capital Resources

We obtain the capital to fund our investment activities and operating expenses from secured or unsecured financings from banks, our Offering, separate private placements to third parties, net proceeds from asset repayments and sales, and other financing transactions. We use our capital to originate, invest in and manage a diversified portfolio of real estate investments and fund our operations. As of December 31, 2024, we had deployed approximately $104.9 million in capital for our equity method investments and had approximately $5.2 million in cash. The Company has a continuous funding commitment to maintain a total contribution amount of 5% of its assets under management to National Lending. As of December 31, 2024, we anticipate that cash on hand, proceeds from our Offering, and distributions received from our equity method investments will provide sufficient liquidity to meet future funding commitments and costs of operations for at least the next 12 months.

We have outstanding unsecured Company level debt of $3.4 million and $700,000 as of April 23, 2025 and December 31, 2024, respectively, exclusive of any debt secured by the real property of our unconsolidated investments.

We may selectively employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50%-85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During periods when we are growing our portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the initial portfolio) in order to quickly build a diversified portfolio of assets. We seek to secure conservatively structured leverage that is long- term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost-effective basis. To the extent a higher level of leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion in light of then current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

We face challenges in order to ensure liquidity and capital resources on a long-term basis. If we are unable to raise additional funds from the issuance of common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make. The Company may be subject to more fluctuations based on the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and limit our ability to make distributions.

Outlook and Recent Trends

We seek to identify and make our investments according to large macroeconomic trends precisely because we believe those trends are likely to drive outsized growth, which in turn can deliver better than average performance. Over the past twelve months, we experienced the benefits that being invested in the right locations and the right asset types can have on performance despite the ongoing headwinds created by sustained higher borrowing costs. In September 2024, the Federal Reserve began its much anticipated rate cutting cycle, though recent announcements have suggested a slower or more uncertain path to additional cuts, which in turn initially translated to positive performance across most of the portfolio. The magnitude of these initial returns represents only a portion of the ground to be made up relative to the total decline in real estate values that occurred since the peak in 2022. However, we believe this recovery will continue to gain momentum in the coming years. Further, as a result of the sustained strong operating performance of our properties, we have been able to drive growth in net operating incomes (NOI).

Looking ahead, our investment approach remains focused on disciplined capital deployment across both equity and credit strategies, aligned with our long-term objectives and responsive to evolving market conditions. Furthermore, the Federal Reserve, by its own forecast, is less than halfway through its expected rate cutting cycle, and is expected to continue cutting rates, albeit at a slower pace in the short-term than many initially anticipated, meaning that the potential for similar or larger gains could be achieved as rates continue to come down. We expect the assets acquired during this period of depressed pricing and falling interest rates will be one of the largest drivers of outsized returns in the future. We also recognize that changing political administrations and changing policies will inevitably impact the economy, potentially through the deregulation of the financial sector, implementation of tariffs, reduced immigration, and lower taxes. We anticipate that this will result in a more business-friendly environment with lower regulatory burdens, more liquidity in financial markets, but also the potential for increased volatility and higher costs around construction and new development. This dynamic has the potential to not only drive up investment demand but also further reduce future supply, compounding the existing supply constraints, resulting in even more appreciation in asset values.

Off-Balance Sheet Arrangements

As of December 31, 2024 and 2023, we had no off-balance sheet arrangements.

Recent Developments

Status of our Offering

During the period from January 1, 2025 through April 23, 2025, the Company issued approximately 48,000 common shares for gross offering proceeds of approximately $488,000, which included any private placements to third parties.

National Lending, LLC

On January 30, 2025, National Lending issued a new promissory note to the Company for a total maximum principal amount of $2.5 million. The note bears a 6.0% interest rate per annum and matures on January 30, 2026. As of April 23, 2025, approximately $2.5 million was outstanding.

On January 30, 2025, the Company made a draw of $300,000 on the “2024 - E” National Lending promissory note. On April 4, 2025, the Company paid down $700,000 on the “2024 - E” National Lending promissory note. As of April 23, 2025, approximately $300,000 was outstanding.

On March 27, 2025, National Lending issued a new promissory note to the Company for a total maximum principal amount of $1.0 million. The note bears a 5.5% interest rate per annum and matures on March 27. 2026. As of April 23, 2025, approximately $600,000 was outstanding.

Item 3.	Directors and Officers

Our Manager

We operate under the direction of our Manager, which is responsible for directing the management of our business and affairs, managing our day-to- day affairs, and implementing our investment strategy. Our Manager has established an investment committee that makes decisions with respect to all acquisitions and dispositions. The Manager and its officers and directors are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.

We follow investment guidelines adopted by our Manager and the investment and borrowing policies set forth in our Offering Circular unless they are modified by our Manager. Our Manager may establish further written policies on investments and borrowings and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled. Our Manager may change our investment objectives at any time without approval of our shareholders.

Our Manager performs its duties and responsibilities pursuant to our operating agreement. Our Manager maintains a contractual, as opposed to a fiduciary, relationship with us and our shareholders. Furthermore, we have agreed to limit the liability of our Manager and to indemnify our Manager against certain liabilities.

Executive Officers of Our Manager

As of the date of this Annual Report, the executive officers of our Manager and their positions and offices are as follows:

Name	Age	Position
Benjamin S. Miller	48	Chief Executive Officer
Brandon T. Jenkins	39	Chief Operating Officer
Bjorn J. Hall	44	General Counsel, Chief Compliance Officer and Secretary
Alison A. Staloch	44	Chief Financial Officer

Benjamin S. Miller currently serves as Chief Executive Officer of our Manager and has served as Chief Executive Officer and a Director of our Sponsor since its inception on March 14, 2012. Prior to Rise Companies Corp., Mr. Miller had been the President of one of the largest mixed-use real estate companies in the Washington, DC metro area. Over the course of his 25-year career, Mr. Miller has acquired more than $8 billion of real estate assets—including 37,000 residential units and 5 million square feet of industrial and commercial space. Mr. Miller holds a Bachelor’s degree in Economics from the University of Pennsylvania.

Brandon T. Jenkins currently serves as Chief Operating Officer of our Manager and has served in such capacity with our Sponsor since February of 2014, prior to which time he served as Head of Product Development and Director of Real Estate. Previously, Mr. Jenkins has served as Director of Real Estate for WestMill Capital Partners and spent two and a half years as an investment advisor at Marcus & Millichap. Mr. Jenkins earned his Bachelor of Arts from Duke University.

Alison A. Staloch currently serves as the Chief Financial Officer of our Manager and has served in such capacity with our Sponsor since April 2021. Prior to joining our Sponsor, Ms. Staloch served as the Chief Accountant of the Division of Investment Management at the SEC from December 2017 to April 2021, and before that, served as Assistant Chief Accountant from November 2015 to November 2017. From 2005 to 2015, Ms. Staloch was with KPMG LLP in the Asset Management practice. Ms. Staloch has a Bachelor of Arts in Psychology from Miami University and received a Master of Accounting from the Ohio State University.

Bjorn J. Hall currently serves as the General Counsel, Chief Compliance Officer, and Corporate Secretary of our Manager and has served in such capacities with our Sponsor since February 2014. Prior to joining our Sponsor in February 2014, Mr. Hall served as a counsel at the law firm of O’Melveny & Myers LLP, where he was a member of the Corporate Finance and Securities Group. Mr. Hall has a Bachelor of Arts from the University of North Dakota and received a J.D. from Georgetown University Law Center.

Compensation of Executive Officers

Each of the executive officers of our Sponsor also serves as an executive officer of our Manager. Each of these individuals receives compensation for their services, including services performed for us on behalf of our Manager, from our Sponsor. As executive officers of our Manager, these individuals serve to manage our day-to-day affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Although we indirectly bear some of the costs of the compensation paid to these individuals, through fees and reimbursements we pay to our Manager, we do not pay any compensation directly to these individuals.

Compensation of our Manager

For information regarding the compensation of our Manager, please see “Management Compensation” in our Offering Circular and Note 6, Related Party Arrangements – Fundrise Advisors, LLC, Manager in our financial statements.

Item 4.	Security Ownership of Management and Certain Securityholders

Principal Shareholders

The following table sets forth the approximate beneficial ownership of our common shares as of March 31, 2025 for each person or group that holds more than 10.0% of our common shares, for each executive officer of our Manager and for the executive officers of our Manager as a group. To our knowledge, each person that beneficially owns our common shares has sole voting and disposition power with regard to such shares.

Name of Beneficial Owner (1)(2)	Number of Shares Beneficially Owned	Percent of All Shares
Benjamin S. Miller	11	*
Brandon T. Jenkins	3	*
Bjorn J. Hall	45	*
Alison A. Staloch	686	*
All executive officers of our Manager as a group (4 persons)	745	*

*	Represents less than 1.0% of our outstanding common shares.

(1)	Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

(2)	Each listed beneficial owner, person or entity has an address in care of our principal executive offices at 11 Dupont Circle NW, 9th Floor, Washington, DC 20036.

Item 5.	Interest of Management and Others in Certain Transactions

For further details, please see Note 6, Related Party Arrangements in our financial statements.

Item 6.	Other Information

None.

Item 7.	Financial Statements

INDEX TO THE FINANCIAL STATEMENTS OF

Fundrise Growth eREIT VII, LLC

KPMG LLP

Suite 900

8350 Broad Street

McLean, VA 22102

Independent Auditors’ Report

The Members
Fundrise Growth eREIT VII, LLC:

Opinion

We have audited the financial statements of Fundrise Growth eREIT VII, LLC (the Company), which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of operations, members’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

KPMG LLP, a Delaware limited liability partnership and a member firm of the
KPMG global organization of independent member firms affiliated with

KPMG International Limited, a private English company limited by guarantee.

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

McLean, Virginia
April 23, 2025

Fundrise Growth eREIT VII, LLC

Balance Sheets

(Amounts in thousands, except share data)

	As of December 31, 2024	As of December 31, 2023
ASSETS
Cash and cash equivalents	$5,201	$6,004
Other assets	22	27
Investments in equity method investees	56,882	63,454
Total Assets	$62,105	$69,485

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$144	$79
Due to related party	187	164
Settling subscriptions	23	15
Distributions payable	49	123
Redemptions payable	3,304	4,162
Notes payable – related party	700	4,801
Total Liabilities	4,407	9,344

Commitments and Contingencies

Members’ Equity:
Common shares, net of redemptions; unlimited shares authorized; 10,766,259 and 9,053,090 shares issued and 7,450,471 and 6,934,231 shares outstanding as of December 31, 2024 and 2023, respectively	78,343	73,766
Accumulated deficit	(20,645)	(13,625)
Total Members’ Equity	57,698	60,141
Total Liabilities and Members’ Equity	$62,105	$69,485

The accompanying notes are an integral part of these financial statements.

Fundrise Growth eREIT VII, LLC

Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
Revenue
Other revenue	$-	$-
Total revenue	-	-

Expenses
Investment management fees – related party	640	697
General and administrative expenses	568	353
Total expenses	1,208	1,050

Other income (expenses)
Equity in losses	(5,807)	(6,513)
Dividend income	258	218
Interest income – related party	9	-
Interest expense – related party	(93)	(207)
Total other income (expenses)	(5,633)	(6,502)

Net loss	$(6,841)	$(7,552)

Net loss per basic and diluted common share	$(0.87)	$(1.08)
Weighted average number of common shares outstanding, basic and diluted	7,862,920	6,996,188

The accompanying notes are an integral part of these financial statements.

Fundrise Growth eREIT VII, LLC

Statements of Members’ Equity

(Amounts in thousands, except share data)

	Common Shares		Accumulated	Total Members’
	Shares	Amount	Deficit	Equity
December 31, 2022	7,670,623	$81,153	$(5,691)	$75,462
Proceeds from issuance of common shares	676,774	7,199	-	7,199
Offering costs	-	(79)	-	(79)
Distributions declared on common shares	-	-	(382)	(382)
Redemptions of common shares	(1,413,166)	(14,507)	-	(14,507)
Net loss	-	-	(7,552)	(7,552)
December 31, 2023	6,934,231	$73,766	$(13,625)	$60,141
Proceeds from issuance of common shares	1,713,169	16,101	-	16,101
Offering costs	-	(102)	-	(102)
Distributions declared on common shares	-	-	(179)	(179)
Redemptions of common shares	(1,196,929)	(11,422)	-	(11,422)
Net loss	-	-	(6,841)	(6,841)
December 31, 2024	7,450,471	$78,343	$(20,645)	$57,698

The accompanying notes are an integral part of these financial statements.

Fundrise Growth eREIT VII, LLC

Statements of Cash Flows

(Amounts in thousands)

	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
OPERATING ACTIVITIES:
Net loss	$(6,841)	$(7,552)
Adjustments to reconcile net loss to net cash used in operating activities:
Equity in losses	5,807	6,513
Changes in assets and liabilities:
Net decrease in other assets	5	1
Net increase (decrease) in accounts payable and accrued expenses	49	(12)
Net increase (decrease) in due to related party	103	38
Net cash used in operating activities	(877)	(1,012)
INVESTING ACTIVITIES:
Investments in equity method investees	(7,635)	(10,075)
Return of investment from equity method investees	8,400	18,602
Release of deposits	-	950
Net cash provided by investing activities	765	9,477
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	16,086	7,186
Proceeds from notes payable – related party	1,700	6,700
Repayment of notes payable – related party	(5,893)	(8,017)
Proceeds from settling subscriptions	23	15
Distributions paid	(252)	(424)
Redemptions paid	(12,280)	(13,628)
Reimbursements to related party	-	(44)
Offering costs paid	(75)	(64)
Net cash used in financing activities	(691)	(8,276)

Net (decrease) increase in cash and cash equivalents	(803)	189
Cash and cash equivalents, beginning of year	6,004	5,815
Cash and cash equivalents, end of year	$5,201	$6,004

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid – related party notes	$194	$144

The accompanying notes are an integral part of these financial statements.

Fundrise Growth eREIT VII, LLC

Notes to the Financial Statements

For the Years Ended December 31, 2024 and 2023

1.	Formation and Organization

Fundrise Growth eREIT VII, LLC was formed on January 28, 2020 as a Delaware limited liability company and substantially commenced operations on January 13, 2021. As used herein, the “Company”, “we”, “us”, and “our” refer to Fundrise Growth eREIT VII, LLC except where the context otherwise requires.

The Company has one reportable segment consisting of investments in real estate. The Company was organized primarily to originate, invest in and manage a diversified portfolio of commercial real estate properties and other real estate-related assets. We may make our investments through majority- owned subsidiaries, some of which may have rights to receive preferred economic returns.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

We have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes beginning with the period ended December 31, 2021. The Company has two taxable REIT subsidiaries (“TRSs”), SFR TRS 1, LLC and Fundrise SFR Portfolio TRS, LLC which were formed with an effective date of October 9, 2021 and July 14, 2023, respectively. Both TRSs are wholly-owned subsidiaries of Fundrise SFR JV 1, LLC.

The Company’s initial and any subsequent offering of its common shares (the “Offering(s)”) is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of an Offering. A maximum of $75.0 million of the Company’s common shares may be sold to the public in its Offering in any given twelve-month period. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares. The Company qualified approximately $58.9 million of additional common shares on November 21, 2024, which represents the value of shares available to be offered as of the date of its most recent offering circular out of the rolling 12-month maximum offering amount of $75.0 million.

As of December 31, 2024 and 2023, after redemptions, the Company had net common shares outstanding of approximately 7,450,000 and 6,934,000, respectively, including common shares issued to Rise Companies Corp. (the “Sponsor”), the owner of the Manager. As of December 31, 2024 and 2023, the Sponsor owned 500 common shares. As of December 31, 2024 and 2023, Fundrise, L.P. owned 0 and 1,000 common shares, respectively. As of December 31, 2024 and 2023, after redemptions, third parties owned approximately 147,000 and 166,000 common shares, respectively, in private placements for an aggregate purchase price of approximately $2.3 million and $2.4 million, respectively. As of December 31, 2024 and 2023, the total amount of equity issued by the Company on a gross basis was approximately $113.4 million and $97.3 million, respectively, and the total amount of settling subscriptions was approximately $23,000 and $15,000, respectively. These amounts were offered at a $9.93 and $9.50 per share price, respectively.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the SEC. The Company has no items of other comprehensive income or loss in any period presented.

Certain amounts in the prior year consolidated financial statements have been reclassified to conform to current year presentation. On the consolidated statements of operations, the Company reclassified money market dividends earned in connection with its operating cash sweep accounts from “Other revenue” to “Dividend income”. The reclassifications on the statements of operations did not have an impact on the Company’s net income (loss) for the periods presented.

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights. We did not have any VIEs for the periods presented in these financial statements.

Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash equivalents consists of money market funds as of December 31, 2024 and 2023.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Loss per Share

Basic loss per share is calculated on the basis of weighted-average number of common shares outstanding during the period. Basic loss per share is computed by dividing income available to members by the weighted-average common shares outstanding during the period. Diluted net loss per common share equals basic net loss per common share as there were no potentially dilutive securities outstanding during the years ended December 31, 2024 and 2023.

Organizational and Offering Costs

Organizational and offering costs of the Company were initially paid by the Manager on behalf of the Company. These organizational and offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offering, and the distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. Pursuant to the Company’s amended and restated operating agreement (the “Operating Agreement”), the Company has been obligated to reimburse the Manager, or its affiliates, as applicable, for offering costs paid by them on behalf of the Company. The Manager has decided that the Company shall only reimburse the Manager for the organizational and offering costs subject to a minimum net asset value (“NAV”), as described below. As used below, “NAV per share” is defined as NAV divided by the number of our common shares outstanding as of the end of the prior fiscal quarter.

After the Company has reached a NAV per share greater than $10.00 per share (“Hurdle Rate”), the Company is obligated to start reimbursing the Manager, without interest, for organizational and offering costs incurred, both, before and after the date that the Hurdle Rate is reached. The total amount payable to the Manager will be based on the dollar amount that the NAV per share exceeds the Hurdle Rate, multiplied by the number of shares outstanding. Reimbursement payments will be made in monthly installments, but the aggregate monthly amount reimbursed shall not exceed 0.50% of the aggregate gross offering proceeds from the Offering provided. No reimbursement shall be made if the reimbursement would cause the NAV per share to be less than the Hurdle Rate. If the sum of the total unreimbursed amount of such organizational and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess will be eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until the Manager has been reimbursed in full.

The Company recognizes a liability for organizational costs and offering costs payable to the Manager when it is probable and estimable that a liability has been incurred in accordance with FASB ASC 450, Contingencies. As a result, no liability was recognized by the Company until it reached the Hurdle Rate. After the Company’s NAV per share exceeded the Hurdle Rate on June 30, 2021, it recognized a liability with a corresponding reduction to equity for offering costs, and a liability and a corresponding expense to general and administrative expenses for organizational costs.

The table below presents the Company’s organizational and offering costs paid and payable to the Manager as of and for the periods presented.

(amounts in thousands):

Organizational and Offering Costs (1)	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
Costs incurred by the Manager:
Beginning balance	$197	$177
Costs incurred during the period	5	20
Ending balance	$202	$197
Less: cumulative costs reimbursed to Manager	(189)	(189)
Less: costs payable to Manager	(13)	-
Total costs subject to reimbursement in a future period	$-	$8

(1)	The Hurdle Rate was met as of June 30, 2021.

Of the total costs reimbursed to the Manager for the years ended December 31, 2024 and 2023, no costs were related to organizational costs.

During the years ended December 31, 2024 and 2023, the Company directly incurred offering costs of approximately $89,000 and $64,000, respectively. Of such amounts, approximately $14,000 and $0 were payable as of December 31, 2024 and 2023, respectively.

Settling Subscriptions

Settling subscriptions presented on the balance sheets represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (ACH) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a voting interest entity and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment is originally recorded at cost and adjusted for contributions, distributions, basis difference, and to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee. We did not have any VIEs for the periods presented in these financial statements.

Distributions received from an equity method investee are recognized as a reduction in the carrying amount of the investment. If distributions are received from an equity method investee that would reduce the carrying amount of an equity method investment below zero, the Company evaluates the facts and circumstances of the distributions to determine the appropriate accounting for the excess distribution, including an evaluation of the source of the proceeds and implicit or explicit commitments to fund the equity method investee. The excess distribution is either recorded as a gain from equity method investee, or in instances where the source of proceeds is from financing activities or the Company has a significant commitment to fund the investee, the excess distribution would result in an equity method liability and the Company would continue to record its share of the equity method investee’s earnings and losses. When the Company does not have a significant requirement to contribute additional capital over and above the original capital commitment and the carrying value of the investment in the unconsolidated venture is reduced to zero, the Company discontinues applying the equity method of accounting unless the venture has an expectation of an imminent return to profitability. If the venture subsequently reports net income, the equity method of accounting is resumed only after the Company’s share of that net income equals the share of net losses or distributions not recognized during the period the equity method was suspended.

With regard to distributions from equity method investees, we utilize the cumulative earnings approach to determine whether distributions from equity method investments are returns on investment (cash inflow from operating activities) or returns of investment (cash inflow from investing activities). Using the cumulative earnings approach, the Company compares cumulative distributions from equity method investees for each investment, less distributions from equity method investees in prior periods that were determined to be returns of investment, with the Company’s cumulative equity in earnings. Generally, cumulative distributions from equity method investees that do not exceed cumulative equity in earnings represent returns on investment and cumulative distributions from equity method investees in excess of the cumulative equity in earnings represent returns of investment.

The Company evaluates its investment in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. If it is determined that an impairment exists and is other than temporary, then the Company estimates the fair value using various valuation techniques, including, but not limited to, discounted cash flow models, which consider inputs such as the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for the years ended December 31, 2024 and 2023.

Deposits

During the closing on a real estate investment, we may place a cash deposit on the property being acquired or fund amounts into escrow. These deposits are placed before the closing process of the property is complete. If subsequent to placing the deposit, we acquire the property (the deed is transferred to us), the deposit placed will be credited to the purchase price. If subsequent to placing the deposit, we do not acquire the property (deed is not transferred to us), the deposit will generally be returned to us. The Company may pay a deposit for a property that is ultimately acquired by a related party fund. Upon acquisition of the property, the related party fund would reimburse the Company for the full amount of the deposit.

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a member could obtain liquidity as described in detail in our Offering Circular. In the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on our website to disclose such amendment.

Income Taxes

As a limited liability company, we have elected to be taxed as a C corporation. The Company elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, and operated as such, commencing with the taxable year ending December 31, 2021. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its members (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with U.S. GAAP). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying dividends to its members. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. In addition, taxable income from non-REIT activities managed through TRSs is subject to federal, state, and local income taxes. A TRS is a subsidiary C corporation that has not elected REIT status and as such is subject to United States federal and state corporate income tax. We use TRS entities to facilitate our ability to perform non-real estate related activities and/or perform non-customary services for residents that cannot be offered directly by a REIT.

No material provisions have been made for federal income taxes in the accompanying financial statements during the years ended December 31, 2024 and 2023. No gross deferred tax assets or liabilities have been recorded as of December 31, 2024 and 2023.

As of December 31, 2024, all tax periods since inception remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation. For the open tax periods, the Company has no uncertain tax positions that would require recognition in the consolidated financial statements.

Revenue Recognition

Dividend income consists of interest earned on bank accounts and money market dividend income, which is related to dividends earned through our cash sweep bank account and is recognized on an accrual basis.

Recent Accounting Pronouncements

In this reporting period, the Company adopted FASB Accounting Standards Update 2023-07 (“ASU 2023-07”), Segment Reporting, which expands segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”) and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s profit or loss and assets. Additionally, all disclosure requirements under the guidance are also required for entities with a single reportable segment. Adoption of the new standard impacted financial statement disclosures only and did not affect the Company’s financial position or its results of operations.

In November 2024, the FASB issued Accounting Standards Update (“ASU 2024-03”), Income Statement - Reporting Comprehensive Income-Expense Disaggregation Disclosures, which requires disclosure within the notes to the financial statements of specified expense categories as well as qualitative descriptions for amounts not disaggregated quantitatively within expense captions on the income statement. The amendment is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is evaluating the standard to determine its impact on the Company’s disclosures.

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2022, with early adoption permitted. The Company adopted the new standard as of January 1, 2023, which did not have a material impact on our consolidated financial statements.

3.	Investments in Equity Method Investees

The table below presents the activity of the Company’s investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees:	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
Beginning balance	$63,454	$78,494
New investments in equity method investees	7,635	10,075
Distributions from equity method investees	(8,400)	(18,602)
Equity in losses of equity method investees	(5,807)	(6,513)
Ending balance	$56,882	$63,454

As of December 31, 2024, the Company’s investments in companies that are accounted for under the equity method of accounting consist of the following:

(1)	Investments in equity method investees includes the contributions to National Lending, LLC (“National Lending”) in exchange for ownership interests. As of December 31, 2024 and 2023, the carrying value of the Company’s equity method investment in National Lending was approximately $5.1 million and $4.8 million, respectively. See Note 6, Related Party Arrangements for further information regarding National Lending.

(2)	10% non-controlling member interest in Fundrise SFR JV 1, LLC (“SFR JV 1”), a joint venture (“Co-Investment”) between the Company and Fundrise Real Estate Interval Fund, LLC (“Fundrise Interval Fund”), which primarily invests in newly constructed pre- stabilized and stabilized single-family residential real properties located throughout the Sunbelt region of the United States.

(3)	5% non-controlling member interest in SFR JV 2, LLC (“SFR JV 2”), a Co-Investment between the Company and Fundrise Interval Fund, which was organized primarily to originate, invest in, and manage a diversified portfolio of single family rental real estate investments and other real estate-related assets.

The condensed financial position and results of operations of the Company’s equity method investments for the periods presented are summarized below (amounts in thousands):

Condensed balance sheet information:	As of December 31, 2024	As of December 31, 2023
Real estate assets, net	$1,373,861	$1,395,812
Other assets (1)	184,775	176,772
Total assets	1,558,636	1,572,584

Credit facilities	$791,606	$749,531
Mortgage notes payable, net	82,657	90,589
Other liabilities (2)	50,694	38,047
Equity	633,679	694,417
Total liabilities and equity	$1,558,636	$1,572,584
Company’s equity investment, net	$56,882	$63,454

(1)	As of December 31, 2024 and 2023, approximately $98.3 million and $57.3 million of “Other assets” are promissory notes receivable from other eREITs held by the Company’s equity method investment in National Lending, respectively. See Note 6, Related Party Arrangements for further information regarding National Lending.

(2)	As of December 31, 2024 and 2023, approximately $22.0 million and $0 of “Other liabilities” represent promissory notes issued from affiliated entities to National Lending, respectively. See Note 6, Related Party Arrangements for further information regarding National Lending.

Condensed income statement information:	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
Total revenue	$121,856	$103,766
Total expenses	181,286	170,163
Net income (loss)	$(59,430)	$(66,397)
Company’s equity in earnings (losses) of investee	$(5,807)	$(6,513)

The Company is a guarantor to various debt arrangements entered into by SFR JV 1, SFR JV 2 and certain of their wholly-owned subsidiaries as of December 31, 2024 and 2023. These debt arrangements were entered into by our equity method investees for purposes of securing financing on existing real estate properties and future real estate property acquisitions. The Company’s guarantees (“standard carve-out guarantees”) included within these non-recourse debt arrangements are limited to standard lender protection clauses in the remote likelihood of wrongful action on the part of our equity method investees and their subsidiaries, as the named borrowers. The Company is also subject to a limited recourse liability on one of these debt arrangements during the real estate property’s stabilization period.

As of December 31, 2024 and 2023, the total debt outstanding by our equity method investees, for which the Company was subject to a standard carve-out guarantee, were approximately $670.1 million and $600.4 million, respectively. In addition, as of December 31, 2024 and 2023, the Company was subject to a limited recourse liability of approximately $7.2 million and $7.2 million, respectively. These debt arrangements incur interest at variable rates. As of December 31, 2024, the maturity dates of these debt arrangements range from March 31, 2025 through December 13, 2025, some of which have extension options available to our equity method investees and their subsidiaries. No amounts have been accrued by the Company as a loss contingency related to these guarantees as of December 31, 2024 or 2023 because payment by the Company is not probable.

These debt arrangements also contain various financial and non-financial covenant requirements for the Company. As of December 31, 2024 and 2023, the Company was in compliance with these covenants.

4.	Distributions

Distributions are calculated based on members of record each day during the distribution period. During the years ended December 31, 2024 and 2023, the Company’s total distributions declared to members, the Sponsor, and its affiliates were approximately $179,000 and $382,000 respectively. Of these amounts, less than approximately $1,000 in distributions were declared to related parties during the years ended December 31, 2024 and 2023. Of the distributions declared during the years ended December 31, 2024 and 2023, approximately $130,000 and $259,000 of distributions were paid, respectively. Approximately $49,000 and $123,000 remained payable as of December 31 2024 and 2023, respectively.

5.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. U.S. GAAP defines the fair value as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

The net carrying amount of cash and cash equivalents, real estate deposits and notes payable to related parties reported in the Balance Sheets approximates fair values because of the short maturity of these instruments.

6.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s Offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager is reimbursed for organizational and offering expenses incurred in conjunction with the Offering upon meeting the Hurdle Rate, which was met as of June 30, 2021. See Note 2, Summary of Significant Accounting Policies – Organizational and Offering Costs for the amount of organizational and offering costs incurred and payable for the years ended December 31, 2024 and 2023.

The Company will reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower in connection with our debt investments, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor (the “Shared Services Agreement”), including any increases in insurance attributable to the management or operation of the Company. For the years ended December 31, 2024 and 2023, the Manager incurred approximately $9,000 and $15,000 of operational costs on our behalf, respectively. As of December 31, 2024 and 2023, approximately $1,000 and $0, respectively, were due and payable to the Manager.

The Company will pay the Manager a quarterly investment management fee of one-fourth of 0.85% of our NAV, which, until June 30, 2021, was based on our net offering proceeds as of the end of each quarter, and thereafter is based on our NAV at the end of each prior semi-annual period. The Manager agreed, for a period from inception until June 30, 2021 (the “Fee Waiver Period”), to waive its investment management fee. Following the conclusion of the Fee Waiver Period, the Manager may, in its sole discretion, continue to waive its investment management fee, in whole or in part. The Manager will forfeit any portion of the investment management fee that is waived.

During the years ended December 31, 2024 and 2023, we incurred investment management fees of approximately $640,000 and $697,000, respectively. As of December 31, 2024 and 2023, approximately $169,000 and $163,000, respectively, of investment management fees remained payable to the Manager and are included in “Due to related party” on the Balance Sheets.

The Company may be charged by the Manager a development management fee based on a percentage of total development costs, excluding property. However, such development fee is only intended to be charged if it is net of a fee being charged by the developer of the project. Our Manager may, in its sole discretion, waive its development management fee, in whole or in part. The Manager will forfeit any portion of the development management fee that is waived. For the years ended December 31, 2024 and 2023, no development management fees were incurred or paid to the Manager.

The Company may be charged by the Manager a property management fee based on a percentage of gross receipts for the then current calendar month, for each real estate investment for which the Manager is acting as the property manager. However, we do not intend to charge such property management fee unless it is net of the fees being charged by another property manager of such asset of the project. Our Manager may, in its sole discretion, waive its property management fee, in whole or in part. The Manager will forfeit any portion of the property management fee that is waived. For the years ended December 31, 2024 and 2023, no property management fees have been incurred or paid to the Manager.

The Company will reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of December 31, 2024 and 2023, the Manager has not designated any asset as non-performing and no special servicing fees are payable to the Manager. For the years ended December 31, 2024 and 2023, no special servicing fees were incurred or paid to the Manager.

The Company may retain certain of our Manager’s affiliates, from time to time, for services relating to our investments or our operations, which may include accounting and audit services (including valuation support services), account management services, corporate secretarial services, data management services, directorship services, information technology services, finance/ budget services, human resources, judicial processes, legal services, operational services, risk management services, tax services, treasury services, loan management services, construction management services, property management services, leasing services, transaction support services, transaction consulting services and other similar operational matters. Any compensation paid to our Manager’s affiliates for any such services will not reduce the investment management fee. Any such arrangements will be at or below market rates. For the years ended December 31, 2024 and 2023 no fees for such services have been incurred or paid to the Manager. Additionally, no fees for such services have been incurred or paid directly by the Company for the years ended December 31, 2024 and 2023.

The Company will reimburse our Manager for actual expenses incurred on our behalf in connection with the liquidation of equity investments in real estate, and we will also pay the Manager an equity disposition fee of up to 1.50% of the gross proceeds from such sale if our Manager is acting as the real estate developer or is engaged by the developer to sell the project. For the years ended December 31, 2024 and 2023, no disposition fees have been incurred or paid to the Manager.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor, or its affiliates may close and fund a loan or other investment prior to it being acquired by us. This allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition. During the years ended December 31, 2024 and 2023, the Company did not purchase any investments that were owned by Fundrise Lending, LLC.

For situations where our Sponsor, Manager, or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices. During the years ended December 31, 2024 and 2023, fees of approximately $8,000 and $12,000, respectively, were paid to the Independent Representative as compensation for those services and included within general and administrative expenses in the statements of operations.

Fundrise, L.P., Member

Fundrise, L.P., an affiliate of our Sponsor, was a member of the Company and held 1,000 shares as of December 31, 2023. As of December 31, 2024, Fundrise, L.P. held 0 shares and is no longer a member of the Company. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

Rise Companies Corp., Member and Sponsor

Rise Companies Corp. is a member of the Company and held 500 common shares as of December 31, 2024 and December 31, 2023.

For the years ended December 31, 2024 and 2023, the Sponsor incurred approximately $43,000 and $68,000, respectively, of operational costs on our behalf in connection with the Shared Services Agreement. As of December 31, 2024 and December 31, 2023, approximately $5,000 and $0 of operational costs were due and payable, respectively.

National Lending, LLC

Our Manager formed a self-sustaining lending entity, National Lending, which is financed by certain of the real estate investment trusts (“eREITs”) and Funds managed by our Manager and affiliated with our Sponsor, including the Company. National Lending is managed by an independent manager (the “Independent Manager”) through a management agreement at a market rate. Each eREIT or Fund contributes an amount to National Lending in exchange for ownership interests. The current effective operating agreement with National Lending requires each eREIT or Fund maintain a capital contribution amount of 5% of its assets under management, which is measured on a semi-annual basis (January 15th and July 15th). As of December 31, 2024 and December 31, 2023, the Company has contributed approximately $4.5 million for approximately 6.6% and 7.0% ownership in National Lending, respectively. See Note 3, Investments in Equity Method Investees for further information regarding the Company’s ownership interests in National Lending.

National Lending may provide short-term bridge financing through promissory notes to any of the eREITs or Funds who have contributed to it in order to maintain greater liquidity and better finance such eREIT’s or Fund’s individual real estate investment strategies. Any promissory note bear a market rate of interest. National Lending may also obtain a promissory note from any of these eREITs in order to secure short-term bridge financing. All transactions between National Lending and the affiliated eREIT or Fund are reviewed by the Independent Manager.

The following is a summary of the promissory notes issued by National Lending to the Company during the years ended December 31, 2024 and 2023 and remaining outstanding balances as of December 31, 2024 and 2023 (dollar amounts in thousands):

	Principal	Interest	Maturity	Repayment	Balance as of December 31,	Balance as of December 31,
Note	Balance	Rate	Date	Date	2024	2023
2023 – A	$2,000	6.75%	01/03/2024	02/17/2023	$-	$-
2023 – B	$3,000	6.50%	07/31/2024	01/02/2024	$-	$3,000
2023 – C	$1,700	6.50%	10/31/2024	01/02/2024	$-	$1,700
2024 – D	$6,700	6.50%	12/31/2024	05/03/2024	$-	$-
2024 – E	$1,000	6.00%	12/31/2025	N/A	$700	$-
					$700	$-

For the years ended December 31, 2024 and 2023, the Company incurred approximately $92,000 and $207,000, respectively, in interest expense on notes with National Lending. As of December 31, 2024 and 2023, we had outstanding accrued interest of approximately $0 and $101,000, respectively, due to National Lending.

Co-Investment Arrangements

The Company may gain exposure to real estate investments through Co-Investments with other eREITs and funds affiliated with our Manager. Through a Co-Investment, the Company acquires partial interests rather than full ownership of an investment. The Company’s ownership percentage in the Co-Investment will generally be pro rata to the amount of money the Company applies to the origination or commitment amount for the underlying acquisition. The ownership percentages of the investment in SFR JV 1 for the Company and the Fundrise Interval Fund are 10% and 90%, respectively. The ownership percentages of the investment in SFR JV 2 for the Company and the Fundrise Interval Fund are 5% and 95%, respectively.

For the years ended December 31, 2024 and 2023, no reimbursable operating costs were incurred by the Company on behalf of SFR JV 1 and SFR JV 2, our Co-Investments. No reimbursable operating costs were receivable as of December 31, 2024 and 2023.

7.	Economic Dependency

Under various agreements, the Company has engaged or will engage our Manager and its affiliates to provide certain services that are essential to the Company, including investment management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. The Manager in turn has entered into the Shared Services Agreement to assist the Manager in providing such services. As a result of these relationships, the Company is dependent upon our Manager and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

8.	Commitments and Contingencies

Guarantee of Debt – Equity Method Investee

As of December 31, 2024 and 2023, the total debt outstanding by our equity method investees, for which the Company was subject to a standard carve-out guarantee, were approximately $670.1 million and $600.4 million, respectively. In addition, as of December 31, 2024 and 2023, the Company was subject to a limited recourse liability for maximum potential future payments of approximately $7.2 million and $7.2 million, respectively. As of December 31, 2024, the maturity dates of these debt arrangements range from March 31, 2025 through December 13, 2025, some of which have extension options available to our equity method investees and their subsidiaries. The Company has evaluated the guarantee in accordance with ASC 460, Guarantees, and ASC 450, Contingencies. Management has concluded that no liability should be recorded as of December 31, 2024 and 2023, as the likelihood of the Company being required to perform under the guarantee is remote.

Reimbursable Organizational and Offering Costs

The Company has a contingent liability related to potential future reimbursements to the Manager for organizational and offering costs that were paid by the Manager on the Company’s behalf. As of December 31, 2024 and 2023, approximately $0 and $8,000, respectively, of organizational and offering costs incurred by the Manager may be subject to reimbursement by the Company in future periods, based on achieving specific performance hurdles as described in Note 2, Summary of Significant Accounting Policies – Organizational and Offering Costs.

Legal Proceedings

As of the date of the financial statements we are not currently named as a defendant in any material active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

9.	Segment Reporting

The Company operates as a single reportable segment. The management committee of Fundrise Advisors, LLC, our Manager, acts as the Company’s CODM, assessing performance and making decisions about resource allocation. The CODM determined that the Company operates a single reportable segment based on the fact that the CODM monitors the operating results of the Company as a whole and that the Company’s long-term strategic asset allocation is pre-determined in accordance with the terms of its offering circular, based on a defined investment strategy. The financial information, including information about the Company’s significant revenues and expenses, that is provided to and reviewed by the CODM is consistent with that presented within the Company’s consolidated financial statements. Total expenses and total other expenses, as disclosed in the consolidated financial statements, represent the CODM’s measure of significant expenses for all segments. The CODM uses this financial information to evaluate the Company’s overall performance and investment returns, supporting decisions on acquisitions, dispositions, and distributions. Refer to the consolidated statements of operations in our consolidated financial statements for further detail on our total revenue, total expenses, and net consolidated income or loss. No single shareholder accounts for more than 10% of the Company’s total revenue. All of the Company’s real estate investments are located within the United States and all revenues are derived from U.S.-based operations.

10.	Subsequent Events

In connection with the preparation of the accompanying financial statements, we have evaluated events and transactions occurring through April 23, 2025 for potential recognition or disclosure.

Status of our Offering

During the period from January 1, 2025 through April 23, 2025, the Company issued approximately 48,000 common shares for gross offering proceeds of approximately $488,000, which included any private placements to third parties.

National Lending, LLC

On January 30, 2025, National Lending issued a new promissory note to the Company for a total maximum principal amount of $2.5 million. The note bears a 6.0% interest rate per annum and matures on January 30, 2026. As of April 23, 2025, approximately $2.5 million was outstanding.

On January 30, 2025, the Company made a draw of $300,000 on the “2024 - E” National Lending promissory note. On April 4, 2025, the Company paid down $700,000 on the “2024 - E” National Lending promissory note. As of April 23, 2025, approximately $300,000 was outstanding.

On March 27, 2025, National Lending issued a new promissory note to the Company for a total maximum principal amount of $1.0 million. The note bears a 5.5% interest rate per annum and matures on March 27. 2026. As of April 23, 2025, approximately $600,000 was outstanding.

Item 8.	Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation (incorporated by reference to the copy thereof filed as Exhibit 2.1 to the Company’s Offering Circular on Form 1-A filed on February 26, 2020)
2.2*	Form of Amended and Restated Operating Agreement (incorporated by reference to Exhibit 2.2 of the Company’s Form 1-SA filed September 12, 2023)
4.1*	Form of Subscription Agreement (incorporated by reference to Appendix A of the Company’s Offering Circular on Form 1-A filed on December 5, 2022)
6.1*	Form of License Agreement between Fundrise Growth eREIT VII, LLC and Fundrise LLC (incorporated by reference to the copy thereof filed as Exhibit 6.1 to the Company’s Offering Circular on Form 1-A filed on February 26, 2020)
6.2*	Form of Fee Waiver Support Agreement between Fundrise Growth eREIT VII, LLC and Fundrise Advisors, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.2 to the Company’s Offering Circular on Form 1-A/A filed on October 10, 2020)
6.3*	Form of Shared Services Agreement between Fundrise Advisors, LLC and Rise Companies Corp. (incorporated by reference to the copy thereof filed as Exhibit 6.3 to the Company’s Offering Circular on Form 1-A filed on February 25, 2020)
6.4*	Second Amended & Restated Limited Liability Company Operating Agreement of Fundrise SFR JV 1, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.4 to the Company’s Form 1-K filed on April 11, 2023)
6.5*	Limited Liability Company Operating Agreement of Fundrise SFR JV 2, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.5 to the Company’s Form 1-K filed on April 11, 2023)

* Previously filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, on April 23, 2025.

Fundrise Growth eREIT VII, LLC

By:	Fundrise Advisors, LLC, a Delaware limited liability company, its Manager

	By:	/s/ Benjamin S. Miller
Name: Benjamin S. Miller
Title: Chief Executive Officer

Pursuant to the requirements of Regulation A, this Annual Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer of Fundrise Advisors, LLC (Principal Executive Officer)	April 23, 2025
Benjamin S. Miller

/s/ Alison A. Staloch	Chief Financial Officer of Fundrise Advisors, LLC (Principal Financial Officer and Principal Accounting Officer)	April 23, 2025
Alison A. Staloch